                                                    Filed Pursuant to Rule 424B3
                                                  Registration File No. 333-5732

                     SUPPLEMENT, DATED SEPTEMBER 17, 1998,
                      TO PROSPECTUS DATED AUGUST 26, 1998

This Supplement, dated September 17, 1998, to the Prospectus dated August 26, 1998, relating to the offering of 5,678,572 shares of Common Stock and 4,750,000 Common Stock Purchase Rights of Cygnet Financial Corporation, modifies or supplements the Prospectus, as more fully described below.

                          CYGNET FINANCIAL CORPORATION

                      5,678,572 Shares of Common Stock and
                     4,750,000 Common Stock Purchase Rights

     The attached Prospectus relates to a Rights Offering by Cygnet Financial Corporation ("Cygnet"), which is being separated from its parent company, Ugly Duckling Corporation ("Ugly Duckling") in a transaction scheduled to close on or about September 30, 1998 (the "Split-up"). Pursuant to the Rights Offering, stockholders of Ugly Duckling as of August 17, 1998 received Rights to acquire shares of Cygnet's Common Stock at $7.00 per share, which will approximate the book value per share of the Common Stock upon acquisition.

     On the date hereof, Ugly Duckling has announced an exchange offer (the "Exchange Offer") to its holders of Common Stock, pursuant to which Ugly Duckling is offering to exchange up to $32.5 million aggregate principal amount of its 12% Subordinated Debentures due 2003 ("Debentures") for up to 5,000,000 shares of its Common Stock, at a price of $6.50 principal amount of Debentures for each share tendered. Among other conditions, the Exchange Offer is conditioned upon at least 1,000,000 shares being tendered. The $6.50 principal amount represents a premium of approximately 39% over the closing market price of Ugly Duckling's Common Stock as of September 15, 1998. This recent market price is at the lower end of the Company's historical closing trading prices, which have ranged from a high of $25.75 to a low of $4.63 since the Company's initial public offering in June 1996, and represents a discount of approximately 53% to the Company's book value per share at June 30, 1998. The Exchange Offer will expire at 5:00 p.m. New York City time, on October 19, 1998, unless extended by the Company.

     The Rights Offering is scheduled to expire at 5:00 p.m. Minnesota time on September 21, 1998. For additional information regarding procedures for exercising Rights, see "The Rights Offering -- Method for Exercising Rights" in the accompanying Prospectus. In light of the Exchange Offer by Ugly Duckling, Cygnet has agreed that any person who has properly exercised his or her Rights prior to 5:00 p.m. Minnesota time on September 21, 1998 may rescind the exercise by executing and delivering the Right to Rescind accompanying this Prospectus Supplement to Norwest Bank Minnesota, N.A., the Distribution Agent, not later than 5:00 p.m. Minnesota time on September 29, 1998.

     The completion of the Rights Offering and the closing of the Split-up are subject to certain contingencies as more fully described under "The Rights Offering -- Contingencies to the Split-up and the Closing Thereof" at page 34 of Cygnet's Prospectus dated August 26, 1998. Even if all of these contingencies are satisfied, the Rights Offering may be abandoned, postponed or modified, or conditions thereto waived, at any time for any reason in the sole discretion of Ugly Duckling's Board of Directors.